▸ **MOL Plc.**
Finance

2nd May, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.


05008192

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Nyrt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Strategy Officer

Enclosure



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

4 May, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 4 May 2005, based on the announcement made on 17 March 2005 and the authorisation of general meeting held on 27 April 2005, MOL bought 60,796 treasury shares at an average price of 15,833 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,546,785 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

4 May, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby announces that, through the exercise of its pre-emption rights, today it purchased 108,000 "A" series MOL shares on the Budapest Stock Exchange from the Slovintegra-Slovbena shareholder group at a price of HUF 15,800 per share, with the assistance of ING Bank (Hungary) Rt., as investment service provider. Following this transaction MOL owns 6,485,989 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

2 May, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 29 April 2005, based on the announcement made on 17 March 2005 and the authorisation of General Meeting held on 27 April 2005, MOL bought 28,925 treasury shares at an average price of 15,983 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,366,057 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

2 May, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 2 May 2005, based on the announcement made on 17 March 2005 and the authorisation of general meeting held on 27 April 2005, MOL bought 11,932 treasury shares at an average price of 16,006 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,377,989 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

 **MOL HUNGARIAN OIL AND GAS PLC.**

INVESTOR NEWS

29 April, 2005

MOL has new partners in the ZMB project

MOL Hungarian Oil and Gas Rt. (MOL) announces today that it has new partners in the ZMB joint venture: Aleria Management, Inc., Clermon Systems, Inc., Bremon Solutions, Ltd. and SW Solution, Inc. The former partner, OAO NK Yukos has exited fully from OOO ZMB. OAO RussNeft has declared its intention to purchase the above mentioned interest in OOO ZMB from the new partners of MOL in the near future. Russneft is a fully integrated Russian oil company with annual crude production in excess of 12 mtpa, primarily in Western Siberia.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924


MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

28 April, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 28 April 2005, based on the announcement made on 17 March 2005 and the authorisation of general meeting held on 27 April 2005, MOL bought 63,005 treasury shares at an average price of 16,129 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,337,132 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

28 April, 2005

Personnel changes at Slovnaft

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that the following personnel changes were decided at the general meeting of MOL's fully consolidated subsidiary, Slovnaft a.s., held on 25th April 2005.
Following the resignation of Zoltán Áldott and Heimo Tomann from the Board of Directors, the general meeting elected Marian Jusko as Chairman of the Board of Directors and Slavomir Jankovic and Oszkár Világi as members.
Zoltán Jancsurák and Oszkár Világi resigned from the Supervisory Board and Béla Váradi's Supervisory Board mandate expired. The general meeting elected György Mosonyi, Dr. András Huszár and Krisztina Dorogházi as members of the Supervisory Board.
The mandate of the newly elected officers extends for 4 years.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

27 April, 2005

RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF MOL HELD ON 27APRIL 2005

MOL Hungarian Oil and Gas Public Limited Company held its Annual General Meeting (AGM) on 27 April 2005. The reconvened AGM had a quorum with 50.26% of shareholders present. The AGM adopted the following noteworthy resolutions:

1. The AGM approved the amendment of the Article 24.1 of the Articles of Association according to which the starting date for the payment of dividends shall be defined by the Board of Directors in such way as to ensure a period at least 10 working days between the first publication date of such announcement and the initial date of dividend distribution. (51,437,048.23 Yes, 56 No, 4,701Abstain)

2. The AGM approved the report of the Board of Directors, the financial statements of the Company, prepared in accordance with the Hungarian Law on Accounting including a balance sheet total of HUF 1,428 billion, a profit after taxation of HUF 137 billion, the auditors' report and the consolidated financial statements of the MOL Group, prepared in accordance with the Hungarian Law on Accounting, including a balance sheet total of HUF 1,648 billion and a profit after taxation of HUF 223 billion and the auditors' report thereon. (51,444,489.23 Yes, 92 No, 150 Abstain)

3. The AGM approved to pay to the shareholders entitled to dividends a total amount of HUF 16,998 million as dividend for the year 2004. The undistributed profit shall be contributed to the retained earnings. (51,420,210.23 Yes, 21,539 No, 56 Abstain)

4. The AGM approved the appointment of Ernst & Young Könyvvizsgáló Kft. as MOL Rt. external auditors for the financial year 2005 with the remuneration fee of HUF 77.7 million plus VAT. (51,420,114.23 Yes, 16,930 No, 4,705 Abstain)

5. The AGM approved the amendment of Article 5 of the Articles of Association regarding the scope of activity of the company. (51,066,147.23 Yes, 356,100 No, 19,500 Abstain)

6. The AGM approved the amendment of Article 4 and Appendix 2 of the Articles of Association regarding the business premises and branch offices. (51,067,147.23 Yes, 356,100 No, 18,502 Abstain)

7. The AGM approved the amendment of the Article 17. d) of the Articles of Association, according to which the Board of Directors is entitled to increase the share capital until 27 April 2010 by not more than 15% of the share capital through public issue or private placement of shares for the purpose of implementations of its strategic goals. (48,017,275.23 Yes, 417,488 No, 3,006,986 Abstain)

8. The AGM approved the authorisation of the Board of Directors to purchase treasury shares up to 10% of the registered share capital of the company for an 18 month period starting from the resolution of the general meeting. (51,282,002.23 Yes, 4,609 No, 1,096 Abstain)

9. The AGM approved the modification of the Resolution No. 74 of the General Meeting held on September 1, 2003 on the long-term incentive program of the Company providing for the rules applicable to the members of the Board of Directors, who are not eligible to acquire shares of the company at the start of the program due to legislative or other applicable rules. (50,908,884.23 Yes, 377,729 No, 155,136 Abstain

10. The AGM approved the modification of the Resolution No. 73 d.) of the General Meeting held on September 1 2003 on the long-term incentive program of the Company to authorise the Board of Directors to modify the number of shares to be converted based on the bond conversion rate in case the nominal value of the shares is amended due to any corporate change. (50,925,814.23 Yes, 360,709 No, 155,226 Abstain)

11. The AGM approved the modification of the Resolution No. 73 g.) of the General Meeting held on September 1 2003 on the long-term incentive program of the Company to provide for a compensation for those members of the Board of Directors, who become eligible for bond compensation after the launch of the program. (50,908,882.23 Yes, 377,729 No, 155,138 Abstain)

12. The AGM approved the appointment of István Vásárhelyi as member of the Supervisory Board delegated by the holder of "B" series of voting preference share, following the resignation of Lajos Oláh, the former delegate of the "B" series share, who submitted his resignation to the company prior to the AGM. (77,025,332.23 Yes, 21,631 No, 250,786 Abstain).

13. The AGM approved to increase the remuneration of the members of the Supervisory Board. (51,171,330.23 Yes, 266,808 No, 4 Abstain)

14. The AGM approved the amended the charter of the Supervisory Board. (51,080,872.23 Yes, 356,164 No, 32 Abstain)

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

22 April, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 21 April 2005, based on the announcement made on 17 March 2005, MOL bought 13,835 treasury shares at an average price of 16,074 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,274,127 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924